

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Mr. Daniel Herzog
Chief Financial Officer
Clearfield, Inc.
5480 Nathan Lane North, Suite 120
Plymouth, Minnesota 55442

> **Re:** **Clearfield, Inc.**
> **Form 10-K for the Year Ended September 30, 2013**
> **Filed November 21, 2013**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed January 30, 2014**
> **File No. 000-016106**

Dear Mr. Herzog:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Year ended September 30, 2013 compared to the year ended September 30, 2012, pg. 19

Item 8. Financial Statements and Supplementary Data, Quarterly Financial Data (unaudited), pg. 22

1.   Please tell us and disclose the breakout in your sales between domestic and international. We note your disclosure that you "recorded a growing percentage of its sales from accounts outside of the U.S., principally Canada and the Caribbean regions of Central America." Please also provide a more robust disclosure of the approximate 50% increase in your fourth quarter sales for 2013 compared to the prior quarter including any trends. Please refer to Item 303 (a)(2)(ii) of Regulation S-X regarding trends and uncertainties.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Three Months Ended December 31, 2013 vs. Three Months Ended December 31, 2012, pg. 8

2.   Please tell us and disclose in more detail the drivers of the $5.9 million increase in your first quarter sales, trends related to significant customers and/or markets, and whether payment terms have changed to correlate to the $5.5 million decrease in accounts receivable at December 31, 2013. We note that one significant customer made up 48% of your first quarter sales as disclosed in Note 7, Major Customer Concentrations on pg. 6, but was only 13% of accounts receivable at December 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rob Shapiro, Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director